Exhibit 99.1

Luokung Announces Receipt of Nasdaq Notices Regarding Periodic Filing Compliance and Stockholders’ Equity Deficiency

BEIJING, Oct. 25, 2024 (GLOBE NEWSWIRE) -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”), a leading spatial-temporal intelligent big data services company and provider of interactive location-based services (“LBS”) and high-definition maps (“HD Maps”) in China, today announced that on October 23, 2024, the Company received two letters from the Nasdaq Stock Market LLC (“Nasdaq”).

The first letter notified the Company that, based on the filing of its Form 20-F for the year ended December 31, 2023 (the “2023 20-F”) on October 22, 2024, the Company has regained compliance with Nasdaq Listing Rule 5250(c)(1) regarding periodic filing requirements. Accordingly, Nasdaq considers this matter closed.

The second letter notified the Company that it no longer complies with the minimum stockholders’ equity of $2.5 million for continued listing on the Nasdaq Capital Market under Listing Rule 5550(b)(1) while stockholders’ equity for the year ended December 31, 2023 was reported as ($63,228,280), and the Company does not meet the alternatives of market value of listed securities or net income from continuing operations. These determinations are based on information reported in the 2023 20-F.

Under Nasdaq rules, the Company has 45 calendar days, or until December 9, 2024, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from October 23, 2024, or April 21, 2025, to evidence compliance. The Company intends to submit a plan to regain compliance within the required timeframe. There is no assurance that such plan would be accepted by the Nasdaq. If the plan is not accepted by the Nasdaq, the Company will have the opportunity to appeal that decision to a Hearings Panel.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS and HD Maps for various industries in China. Backed by its proprietary technologies and expertise in HD Maps and multi-sourced intelligent spatial-temporal big data, Luokung has established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including smart transportation (autonomous driving, smart highway and vehicle-road collaboration), natural resource asset management (carbon neutral and environmental protection remote sensing data service), and LBS smart industry applications (mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue, among others). The Company routinely provides important updates on its website: https://www.luokung.com.

CONTACT:

The Company:

Mr. Jian Zhang

Chief Financial Officer

Tel: +86-10-6506-5217

Email: ir@luokung.com